NEWS RELEASE

ELD No. 09-31

TSX: ELD   NYSE:EGO  ASX: EAU

December 8, 2009

Eldorado Gold Corporate Announcements and Appointments

VANCOUVER - BC – Paul N. Wright President and Chief Executive Officer of Eldorado Gold (“Eldorado” the “Company”) today announces that Earl Price will retire as the Company’s Chief Financial Officer effective December 31, 2009.  The Company has appointed Ed Miu as Eldorado’s Chief Financial Officer effective December 31, 2009.

“Earl has been a valued colleague for more than a decade steering Eldorado Gold’s finances to our debt free status with strong cash flow and earnings. We are pleased he will be available to us in a consulting capacity and wish him well in his retirement,” commented Paul Wright, President and Chief Executive Officer.   “I am very pleased that Ed, who was most recently the Sino Gold Mining Limited (“Sino Gold”) Chief Financial Officer, has joined Eldorado”.

Ed brings more than 25 years experience managing a diverse finance function and business development activities in North America, Asia and Europe.  He joined Sino Gold in their Sydney office in January 2009.  Prior to Sino Gold, he was the Chief Financial Officer for the Asia Pacific region working in Shanghai for Modine Manufacturing Company, a New York Stock Exchange listed company and Director of Finance in Beijing for Alcoa Asia.   Ed held various senior positions with TRW Inc. in the United States, Europe, and Asia over a 20 year period.   Ed holds a BSc. in Accounting from Seton Hall University in New Jersey and an MBA in Finance and International Business from New York University in New York.

Eldorado is a gold producing, exploration and development company actively growing businesses in Brazil, China, Greece, and Turkey and surrounding regions. We are one of the lowest cost pure gold producers. With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, we believe that Eldorado is well positioned to grow in value as we create and pursue new opportunities

ON BEHALF OF

ELDORADO GOLD CORPORATION

“Paul N. Wright”

Paul N. Wright

President and Chief Executive Officer

Certain of the statements made herein may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws.  Such forward-looking statements or information include, but are not limited to statements or information with respect to the transaction.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.  We have made certain assumptions about the forward-looking statements and information and even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate.  Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information.  These risks, uncertainties and other factors include, among others, the following: gold price volatility; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; mining operational and development risk; litigation risks; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; currency fluctuations; speculative nature of gold exploration; global economic climate; dilution; share price volatility; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the sections entitled “Forward-Looking Statements” and "Risk Factors" in the Company's Annual Information Form & Form 40-F dated March 31, 2009.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein.  Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the U.S.

Eldorado Gold Corporation’s common shares trade on the Toronto Stock Exchange (TSX: ELD); NYSE- (NYSE:  EGO).  Eldorado CDIs trade on the Australian Stock Exchange (ASX: EAU)

Contact:

Nancy Woo, VP Investor Relations

Eldorado Gold Corporation

Phone: 604.601-6650 or 1.888.353.8166

1188, 550 Burrard Street

Fax: 604.687.4026

Vancouver, BC V6C 2B5

Email: nancyw@eldoradogold.com

            Website: www.eldoradogold.com

Request for information packages: info@eldoradogold.com